Exhibit 10.1

LINCOLNWAY ENERGY, LLC HAS REQUESTED THAT THE
 PORTIONS OF THIS DOCUMENT DENOTED BY BOXES AND ASTERISKS BE
ACCORDED CONFIDENTIAL TREATMENT PURSUANT TO RULE 24b-2
 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934.

ETHANOL MARKETING AGREEMENT

THIS ETHANOL MARKETING AGREEMENT (this “Agreement”), dated as of October 2, 2015 (the “Execution Date”), is entered into by and between Eco-Energy, LLC, a Tennessee limited liability company with its registered office at 6100 Tower Circle, Franklin, Tennessee 37067 (“Eco”), and Lincolnway Energy an Iowa limited liability company, with its principal office located at 59511 West Lincoln Highway, Nevada, IA 50201 (“LWE”).

RECITALS

A.           LWE operates an ethanol production facility located in Nevada, Iowa (the “Plant”) that is capable of producing up to approximately 60 million gallons per year of commercially marketable ethanol (the “Output”) and desires to enter into a marketing agreement for the Output.

B.            Eco is an ethanol marketer and is experienced in the marketing, selling and transportation of ethanol, and is willing to purchase and market the entire Output of the Plant.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, IT IS AGREED BETWEEN THE PARTIES:

1.             Exclusivity:

(a)          LWE shall sell exclusively to Eco, and Eco shall purchase from LWE, the entire Output during the Term, (as defined in Section 20(a)), on the terms set forth in this Agreement, provided, however, that LWE may sell up to 5 million gallons of ethanol per year, or any gallons over 60 million gallons per year, as E85 sales direct marketed product.  LWE shall provide Eco with written notice at the beginning of each month as to the estimate of number of gallons LWE expects to sell as E85 sales for that month.

(b)          In the event LWE sells any ethanol to any person other than as permitted herein, Eco shall have all rights and remedies available at law or otherwise, including, without limitation, offsetting amounts that would have been payable to Eco for such ethanol against amounts owed by Eco to LWE.

(c)          Eco may purchase and otherwise market and sell ethanol and other products for Eco’s own use or account, and Eco may also market and sell ethanol and other products of other persons (including affiliates or related parties of Eco) as well as provide services to other persons, on such terms and conditions as are determined by Eco from time to time.

2.             Purchase and Sale:

(a)          Eco shall use its commercially reasonable efforts to, from time to time, submit purchase orders or purchase contracts (each, a “Purchase Order”) to LWE for purchases of ethanol produced at the Plant, all upon and subject to the terms and conditions of this Agreement.  Eco may place a Purchase Order with LWE orally, by email or by a written Purchase Order in a form mutually acceptable to LWE and Eco.  The terms of any Purchase Order shall specify a purchase price F.O.B. the Plant (the “Purchase Price”) and shall specify the method of transport of the ethanol (i.e., via truck, rail or some combination thereof) and include a request for the sale and delivery of ethanol on a one-time basis or on a daily, weekly, monthly or other periodic basis.  Any Purchase Order may be cancelled by Eco at any time, prior to the earlier of (i) the time at which such Purchase Order becomes an Accepted.  Purchase Order (as that term is defined in Section 2(b) below or (ii) prior to the time that LWE has entered into a legally binding commitment based upon the Purchase Order.

(b)          LWE may accept or reject each Purchase Order in whole but not in part.  LWE shall notify Eco of LWE’s acceptance or rejection of each particular Purchase Order within the time period specified in such Purchase Order, or if no time period is specified in such Purchase Order, within twenty-four (24) hours of LWE’s receipt of such Purchase Order (in either case, the “Acceptance Period”), and if LWE fails to notify Eco within the Acceptance Period, LWE shall be deemed to have rejected such Purchase Order.  LWE may accept or reject any Purchase Order orally, by e-mail or by written notice, provided, however, that Eco reserves the right to require LWE to accept or reject any particular Purchase Order or Purchase Orders only in writing.  Any Purchase Order that is accepted by LWE is referred to in this Agreement as an “Accepted Purchase Order” and is binding on both parties and becomes incorporated into this Agreement.  Thus, each Accepted Purchase Order becomes assimilated into this Agreement for purposes of determining the parties’ rights, duties, and/or liabilities.  Notwithstanding any other term or condition of this Agreement or any Accepted Purchase Order, in the event of any inconsistency between the terms and conditions of this Agreement and any Accepted Purchase Order, this Agreement shall govern unless such Accepted Purchase Order expressly states its intent to supersede this Agreement and is in writing and signed by both Eco and LWE.  Eco shall summarize the terms of the Accepted Purchase Order in the form of a Purchase Contract (“Purchase Contract”).

(c)          Each party shall designate one or more persons (each a “Representative”) who shall be authorized and directed to deal with the other party hereunder and to make all sales decisions on behalf of such party.  All directions, transactions and authorizations given by such Representative(s) whether orally, electronically (including, without limitation, by email), by facsimile or in writing shall be binding upon the party that appointed the Representative.  Both parties shall be entitled to rely on the authorization of the other party’s Representative(s) until it receives written notification from the other party that such authorization has been revoked and the name and contact information of the replacement representative(s).

(d)          Eco will use commercially reasonable and diligent efforts to market all of the Output and to obtain the best price for all ethanol.  Without limiting the generality of the foregoing, and in addition thereto, Eco shall match any offer or bid price for ethanol then being offered or made by any purchaser of ethanol, and shall make and provide such offer or bid price to LWE, and if Eco fails to do so, LWE Energy’s rights include the right to require Eco to waive Eco’s Marketing Fee (as that term is defined in Section 3(a)) in an amount equal to the Marketing Fee that would have been payable to Eco if Eco had provided the offer or bid price in question to LWE.

(e)          Notwithstanding Section 1(a) or any other term or condition of this Agreement that may appear to be to the contrary, (i) if Eco fails to purchase or to take delivery of any ethanol from the Plant, for any reason whatsoever (including by reason of any Force Majeure Event, as that term is defined in Section 30) and such failure results in, or may reasonably be anticipated to result in, LWE’s Storage Capacity (as that term is defined in Section 7(f)) being exceeded, then LWE may sell or otherwise dispose of the amount of ethanol that LWE determines is necessary to cause LWE’s Storage Capacity to not be exceeded during the following five (5) day period, and (ii) LWE may sell or otherwise dispose of any ethanol that is subject of any Rejected Purchase Order.  Any such sales of ethanol by LWE may be to such persons and on such terms as are determined by LWE, in its sole discretion, and may be made by LWE even if the ethanol in question is otherwise the subject of an Accepted Purchase Order.

(f)          If LWE agrees, in LWE’s sole discretion, to enter into transactions with Eco for the arbitrage of replacement gallons of ethanol or for freight arbitrage, Eco agrees that all of the incremental profit on such repurchased gallons or the freight savings, as the ease may be, shall be paid to LWA in accordance with the provisions of Section 4.

3.            Purchase Price and Fees:  The amount payable by Eco to LWE for ethanol that is purchased by Eco pursuant to this Agreement shall be determined as follows (the “Net Payment”): The Net Payment for ethanol shall be the Purchase Price set forth in the applicable Accepted Purchase Order less the fee payable by LWE to Eco for the services to be provided by Eco under this Agreement (the “Marketing Fee”), which shall be equal to [*] / gallon.

4.            Payment:

(a)          Subject to the term and conditions set forth in this Agreement, upon Eco’s receipt via Intellifuels of a bill of lading, and certificate of analysis, Eco will pay to LWE by wire transfer on the Friday of each week for all ethanol product that was loaded by 11:59 pm Sunday of the previous week.

(b)           Eco shall deliver to LWE a list of the bills of lading that identifies the ethanol for which payment is being made, the Purchase Contract that is the subject of the payment, the Purchase Price, the Marketing Fees, and the final amount being paid (“Net Payment”).

(c)            Eco will negotiate all freight fees regarding the shipment of ethanol from the Plant.  Eco will be responsible for remitting payment directly to all truck carriers for all outbound shipments.

5.            Renewable Identification Numbers:  LWE shall accurately and timely assign Renewable Identification Numbers (singly, a “RIN” and, collectively, “RINs”) for all ethanol delivered hereunder with the equivalency value of 1.0 for corn ethanol.  Such RINs shall comply with the rules and regulations promulgated by the Environmental Protection Agency pursuant to the Renewable Fuels Standard (as it may hereafter be amended, restated or modified).  Simultaneously with the transfer of title to any ethanol from LWE to Eco hereunder (on invoice), LWE shall accurately assign and transfer the RIN or RINs for such ethanol to Eco.  Alternatively, if it is later determined feasible, LWE shall permit Eco to generate, assign and transfer the RIN or RINs for such ethanol, acting as an Agent on behalf of LWE, including, without limitation, the creation and delivery of all necessary product transfer documents as required under applicable federal laws and regulations through the EPA EMTS.  Upon request, Eco shall provide LWE with a transaction summary of all quarterly transactions; however, LWE shall remain responsible and accountable for the correct report submission of such required reports to the EPA.

*  Portion omitted pursuant to request for confidential treatment filed separately with the Securities and Exchange Commission.

6.            Production and Loading Reports and Schedules:

(a)           If requested by Eco, LWE shall provide to Eco production forecasts, as well as daily plant inventory balances, to the greatest extent possible to ensure streamlined logistics and commercial decisions.

(b)           Eco and LWE shall cooperate in coordinating production and loading schedules, including by promptly notifying the other of any changes in any production or loading reports or schedules delivered hereunder.  Eco shall be entitled to act and rely upon all production forecasts provided to Eco by LWE.

7.            Delivery, Storage, Loading, Title:

(a)           The place of delivery by LWE and pick-up by Eco for all ethanol purchased by Eco under this Agreement shall be F.O.B. the loading flange at the truck load out of the Plant.  IMF shall grant and allow Eco and its agents (including, without limitation, all truck carriers) reasonable access to the Plant in the manner and at the times requested by Eco in order to allow Eco to take delivery of ethanol in accordance with the loading Schedules provided by Eco pursuant to Section 6.

(b)           LWE shall confirm, no later than the next day, meter or weight certificates, bills of lading and certificates of quality analysis for the previous day’s deliveries of ethanol to Eco.

(c)           Eco shall arrange for all trucks as needed to take delivery of all ethanol.  Eco shall use its commercially reasonable efforts to manage the arrival of trucks to be at the Plant for pickup of ethanol in accordance with Eco’s loading schedules as provided to LWE pursuant to Section 6, or as otherwise mutually agreed by Eco and LWE.  Eco shall use commercially reasonable efforts to provide clean and load-ready trucks for loading ethanol.

(d)           LWE shall provide and supply, without charge to Eco, all facilities, equipment and labor necessary to load the ethanol into trucks and rail cars (as applicable) at the Plant.  LWE shall maintain all loading facilities and equipment at the Plant in accordance with, industry standards and in good and safe operating condition and repair, subject to ordinary wear and tear.  Without limiting the preceding sentence, LWE shall ensure that (i) all trucks and rail cars are loaded in a safe and responsible manner, (ii) all trucks and rail cars shall be loaded to their full legal capacity, (except as otherwise requested by Eco, provided however, that Eco has no right to request that any truck or rail car be loaded over its legal capacity), (iii) all trucks and rail cars shall, once loaded with ethanol, be free from any foreign matter or foreign substance of any kind, and (iv) all trucks and rail cars shall be loaded without delay as quickly as is reasonably possible.  In the event foreign matter or a foreign substance is discovered in any load of ethanol delivered hereunder, LWE shall take all action (at its cost and expense) to cooperate with Eco to determine such foreign matter or foreign substance and its content.  If under Section 7(d)(ii), Eco requests that a truck or rail car is to be loaded with an amount less than its legal capacity, Eco shall be responsible for any dead freight costs, unless Eco and LWE agree otherwise prior to the time of the load request.  LWE shall handle all ethanol during the loading process in a good and workmanlike manner and in accordance with Eco’s reasonable requirements and customary industry practices.

(e)           Subject to Sections 9(b) and 10, title and risk of loss for ethanol shall pass from LWE to Eco after the loading of the ethanol into trucks and rail cars at the loading flange between the Plant and the transportation vehicle.

(f)            LWE shall provide storage space at the Plant for not less than seven (7) full days of ethanol production based on the annual production capacity, and such storage space shall be continuously available for Eco’s use for storage of LWE’s ethanol, without charge to Eco.

8.            Quantity of Ethanol; Production:

(a)            The quantity of ethanol delivered to Eco under this Agreement and loaded by truck and rail shall be definitively established by outbound meter and weight certificates obtained from meters and scales of LWE that are properly certified as of the time of loading in accordance with any requirements imposed by any governmental or regulatory authorities and that otherwise comply in all material respects with all reasonable commercial standards and applicable laws, rules and regulations.  LWE agrees to maintain at the Plant, in good and safe operating condition and repair and in accordance in all material respects with all applicable laws, rules and regulations, truck scales suitable for weighing ethanol.  All costs and expenses incurred in connection with obtaining such certificates, and maintaining such truck weights, shall be borne by LWE.

9.            Quality of Ethanol:

(a)           All ethanol sold to Eco hereunder shall meet all of the following specifications (the “Specifications”); (i) it shall be fuel grade, of consistent quality and composition, (ii) it shall meet the minimum quality standards set forth in Exhibit A, (iii) it shall be of merchantable quality, stable and unadulterated, (iv) it shall be suitable for lawful introduction into commerce under the laws of the United States of America and (v) it shall not change composition during or after loading.  If any ethanol sold to Eco hereunder is to be exported outside of the United States or is to have different standards other than the standards as set forth in Exhibit A, Eco will notify LWE of these changes to the Specifications prior to LWE accepting the contract.

(b)           Notwithstanding any other term or condition of this Agreement, LWE agrees and acknowledges that it will be solely responsible for the quality of the ethanol produced at the Plant while it is within LWE’s control.

10.          Rejection of Ethanol by Eco:  Eco may reject, before or after delivery to Eco, any ethanol that fails to conform to or satisfy the requirements of Section 9.  Eco shall provide LWE written notice as soon as possible of any such rejection of ethanol.

If any ethanol is properly rejected by Eco (the “Rejected Ethanol”), Eco will, in its discretion:

(a)            Offer LWE a reasonable opportunity to examine and take possession of the Rejected Ethanol, at LWE’s cost and expense, if Eco reasonably determines that the condition of the Rejected Ethanol permits such examination and delivery prior to disposal;

(b)            Dispose of the Rejected Ethanol in the manner as directed by LWE, and at LWE’s cost and expense, subject to the requirements of applicable laws, rules and regulations and any third-party rights; or

(c)            If Eco has no reasonably available means of disposing of the Rejected Ethanol, and if LWE fails to direct Eco to dispose of the Rejected Ethanol or directs Eco to dispose of the Rejected Ethanol in a manner inconsistent with applicable laws, rules or regulations or any third-party rights, then Eco may return the Rejected Ethanol to LWE, at LWE’s cost and expense.

Eco’s obligation with respect to any Rejected Ethanol shall be fulfilled upon LWE taking possession of the Rejected Ethanol, the disposal of the Rejected Ethanol or the return of the Rejected Ethanol to LWE, as the case may be, in accordance with subparagraphs (a), (b) or (c) above.

LWE shall reimburse Eco for all costs and expenses incurred by Eco for storing, transporting, returning, disposing of or otherwise handling Rejected Ethanol, and Eco shall provide LWE with reasonable substantiating documentation for all such costs and expenses.  LWE shall also refund any amounts paid by Eco to LWE for Rejected Ethanol within ten (10) days of the date of LWE’S receipt of Eco’s written notice of the rejection.  Eco shall have no obligation to pay LWE for Rejected Ethanol, and Eco may deduct from payments otherwise due from Eco to LWE under this Agreement the amount of any reimbursable costs or any required refund by LWE as described above.

If any ethanol is rejected following the transfer of title and risk of loss to Eco under Section 7(e), title and risk of loss to the Rejected Ethanol shall automatically revert to LWE effective upon the rejection of the ethanol.  Notwithstanding anything contained herein to the contrary, Eco is prohibited from rejecting ethanol after transfer of title and risk of loss has passed to Eco if the failure to conform to or satisfy the requirements of Section 9 is found to be the fault of Eco or any third party.

11.          Testing and Samples:  If LWE knows or has reason to believe that any ethanol sold hereunder does not conform to or satisfy the requirements of Section 9 or may be subject to rejection under Section 10, LWE shall promptly notify Eco so that such ethanol can be tested before entering the stream of commerce.  If Eco knows or has reason to believe that any ethanol does not conform to or satisfy the requirements of Section 9 or may be subject to rejection under Section 10, then Eco may obtain independent laboratory tests of such ethanol.  If a test is initiated by Eco pursuant to the preceding sentence and the ethanol is tested and found to comply with Section 9 and to not be subject to rejection, then Eco shall be responsible for the costs of testing such ethanol.  LWE shall be responsible for all testing costs in all other circumstances.

LWE will take an origin sample of ethanol representative of each tank certified at the Plant, using sampling methodology that is consistent with industry standards.  LWE will label the samples to indicate the date of testing and keep records identifying specific units that were loaded from such sample.  The samples and identifying records will be retained by LWE for thirty (30) days.  Testing of sulfate levels shall be done on all ethanol produced at this Plant.

LWE shall deliver to Eco a composite analysis of all ethanol produced at the Plant on a monthly basis, and also at such other times and for such production periods as are reasonably requested by Eco from time to time.  The composite analysis shall be in a format reasonably acceptable to Eco and LWE.

12.          Other Expenses:  LWE shall be responsible for paying all sales taxes, fees and charges assessed or imposed by any governmental authority or industry organization with respect to the export, sale and delivery of ethanol to Eco as contemplated by this Agreement, including, without limitation, taxes, fees and charges for export, import, ad valorem, value added, assessment, sales, inspection or otherwise.  LWE shall also be responsible for paying any and all local, state and federal tax liabilities.  If any such taxes, fees and charges of LWE are paid by Eco, LWE shall promptly reimburse Eco for such fees and charges or Eco shall have a right to offset such taxes, fees and charges against amounts determined to be owed to LWE by Eco, pursuant to Section 29.  Eco shall be responsible for any and all taxes or fees directly attributable to it after title transfer.

13.          Duties of LWE:  LWE agrees as follows:

(a)            LWE shall cooperate with Eco in the performance of the services to be provided by Eco under this Agreement in a commercially reasonable manner, including by providing Eco, in a timely manner, any records or information that Eco may reasonably request from time to time as part of Eco’s marketing of ethanol.

(b)           LWE shall use commercially reasonable efforts to (i) operate the Plant for the production of ethanol in compliance with this Agreement, and (ii) maintain the Plant in good and safe operating repair and condition, subject to ordinary wear and tear.  However, nothing herein shall be deemed to require LWE to produce any minimum amount of ethanol and, subject to any Purchase Orders accepted by LWE pursuant and subject to Sections 2(b) and 6(c) of this Agreement, LWE may reduce or eliminate its ethanol production for any reason without such reduction constituting a breach of this Agreement.

(c)           LWE shall promptly notify and advise Eco of any laws, rules, regulations, court orders, requirements and standards, taxes, fees or charges of any governmental authority or industry organization (or any changes thereof) which could materially impact the ethanol sold hereunder or the sale or resale thereof, or any other transactions contemplated by this Agreement.

(d)           LWE, shall perform its duties and obligations under this Agreement in a commercially reasonable manner and in compliance in all material respects with all governmental laws, rules and regulations that are applicable to LWE’s duties and obligations under this Agreement.

(e)            LWE shall advise Eco of any problems that come to its attention with respect to any ethanol sold hereunder.

(f)            LWE shall advise Eco of any matter regarding any ethanol sold hereunder that raises an issue of compliance of such ethanol with applicable governmental laws, rules or regulations or industry standards known to LWE.

(g)           LWE shall use commercially reasonable efforts to obtain and continuously maintain in effect any and all material governmental and other consents, approvals, authorizations, registrations, licenses and permits that are necessary or appropriate for LWE to fully and timely perform all of its duties and obligations under this Agreement, including, without limitation, all licenses, permits and other approvals that are necessary or appropriate to market and sell the ethanol sold hereunder as contemplated herein.

(h)           All ethanol shall be delivered and sold to Eco by LWE free and clear of all liens, restrictions on transferability, reservations, security interests, financing statements, licenses, mortgages, tax liens, charges, contracts of sale, mechanics’ and statutory liens and all other liens, claims, demands, restrictions and encumbrances whatsoever (collectively, “Encumbrances”).

(i)             LWE will establish and maintain at all times true and accurate books, records, documents, contracts, accounts and electronic data in accordance with generally accepted accounting principles (GAAP) applied consistently from year to year consistent with good industry practices, distinguishable from all other books and records, in respect of all transactions undertaken by such party pursuant to this Agreement.

14.          Duties of Eco:  Eco agrees as follows:

(a)           Eco shall cooperate with LWE in the performance of the services to be provided by LWE under this Agreement in a commercially reasonable manner, including by providing LWE, in a timely manner any records or information that LWE may reasonably request from time to time with respect to ethanol sold to Eco under this Agreement or Eco’s services under this Agreement

(b)           Eco shall perform its duties and obligations under this Agreement in a commercially reasonable manner and in compliance in all material respects with all governmental laws, rules and regulations that are applicable to its performance under this Agreement.

(c)            Eco shall be responsible for Eco’s relationship and dealings with all third-party purchasers of ethanol from Eco, including with respect to and for billing, collections and account servicing and management, and, except as provided in Section 4(a), Eco shall bear all credit and collection risk with respect to Eco’s sales of ethanol to third parties.

(d)           Eco shall promptly advise LWE of any matter regarding any ethanol sold hereunder that comes to the attention of Eco and that raises an issue of compliance of such ethanol with applicable governmental laws, rules, regulations or industry standards.

(e)           Eco shall obtain and continuously maintain in effect any and all governmental and other consents, approvals, authorizations, registrations, licenses and permits that are necessary or appropriate for Eco to fully and timely perform all of its services, duties and obligations under this Agreement.

(f)            Eco will establish and maintain at all times true and accurate books, records, documents, contracts, accounts and electronic data in accordance with generally accepted accounting principles (GAAP) applied consistently from year to year consistent with good industry practices, distinguishable from all other books and records, in respect of all transactions undertaken by such party pursuant to this Agreement.

(g)           Eco shall promptly notify and advise LWE of any laws, rules, regulations, court orders, requirements and standards, taxes, fees or charges of any governmental authority or industry organization (or any changes thereof) which could in any way impact the ethanol bought hereunder or the purchase or resale thereof, or any other transactions contemplated by this Agreement.

(h)           Eco shall obtain and continuously maintain in effect any and all governmental and other consents, approvals, authorizations, registrations, licenses and permits that are necessary or appropriate for Eco to fully and timely perform all of its duties and obligations under this Agreement, including, without limitation, all licenses, permits and other approvals that are necessary or appropriate to market and sell the ethanol sold hereunder as contemplated herein.

15.          Representations and Warranties of LWE:  LWE represents and warrants to Eco as follows:

(a)           LWE is duly organized, validly existing and in good standing under the laws of Iowa which LWE was organized, and has and shall maintain all requisite power and authority to own or otherwise hold and use its property and carry on its business as now conducted and as to be conducted pursuant to this Agreement.

(b)           This Agreement has been duly authorized, executed and delivered by LWE, and constitutes the legal, valid and binding obligation of LWE, enforceable against LWE in accordance with its terms.  LWE has and shall maintain all requisite power and authority to enter into and perform this Agreement, and all necessary actions and proceedings of LWE have been taken to authorize the execution, delivery and performance of this Agreement.

(c)           The execution and performance of this Agreement does not and will not conflict with, breach or otherwise violate any of the terms or provisions of the organizational or governing documents of LWE or any agreement, document or instrument to which LWE is a party or by which LWE or any of its assets or properties are bound.

(d)           There is no civil or criminal action or other litigation, action, suit, investigation, claim or demand pending or, to the knowledge of LWE, threatened, against LWE that may have a material adverse effect upon the transactions contemplated by this Agreement or LWE’s ability to perform its duties and obligations under, or to otherwise comply with, this Agreement.

(e)            LWE shall have good and marketable title to all ethanol to be delivered hereunder, free and clear of all Encumbrances.

(f)            LWE is now in compliance with all applicable federal, state, local and foreign laws, ordinances, orders, rules and regulations (collectively, “Laws”), other than Laws where neither the costs or potential costs of failing to comply, nor the costs or potential costs of causing compliance, would be material to LWE or its business or assets.  The definition of Laws set forth above includes, without limitation, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, the Federal Water Pollution Control Act of 1986, the Emergency Planning and Community Right-to-Know Act of 1986, the Occupational Safety and Health Act, the Resource Conservation and Recovery Act, any state equivalent thereof and all other laws related to the protection of the environment (“Environmental Laws”).

(g)           LWE has not withheld from Eco any material facts relating to LWE’s ethanol production capabilities, and/or relating to the business operations of LWE, that would hinder Eco’s ability to perform under any provision of the Agreement.  Further, no representation or warranty in this Agreement, or in any letter, certificate, exhibit, schedule, statement or other document furnished pursuant to this Agreement, contains any untrue statement of a material fact.

(h)           As of the date of this Agreement, LWE has, and will at all times during the Term continuously maintain in effect, any and all governmental and other consents, approvals, authorizations, registrations, licenses and permits that are necessary or appropriate for LWE to fully and timely perform all of its duties and obligations under this Agreement, including, without limitation, all licenses, permits and other approvals that are necessary or appropriate to market and sell the ethanol sold hereunder as contemplated herein.

(i)            Throughout the Term, LWE will have the plant capacity and the technical capability to produce the quality of ethanol required under this Agreement.

(j)            All ethanol sold to Eco hereunder, in the form as loaded into truck or rail car of the Eco Carrier, (i) will meet or exceed (but not need exceed) the specifications set forth in Exhibit A, (ii) may be lawfully introduced into commerce under the laws of the United States of America, and (iii) will not change its composition in a manner that causes the ethanol to fail to comply with the preceding subclauses (i) or (ii) due solely to the ethanol production process utilized by LWE (collectively, the “Specifications”); in each case for a period of 30 days from the date of tank batch testing (the “Warranty Period”).  If any ethanol fails to conform to the specifications during the Warranty Period and Eco provides LWE, before the close of the Warranty Period, with written notice of the failure, and satisfactory written evidence and other proof of such failure, Eco may reject such ethanol as provided in Section 10.  Eco’s sole and exclusive remedy for the failure of any ethanol to meet the Specifications shall be rejection of the ethanol in question as provided in section 10.

16.          Representations and Warranties of Eco:  Eco represents and warrants to LWE as follows:

(a)            Eco is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee, and has and shall maintain all requisite power and authority to own or otherwise hold and use its property and carry on its business as now conducted and as to be conducted pursuant to this Agreement.

(b)           This Agreement has been duly authorized, executed and delivered by Eco, and constitutes the legal, valid and binding obligation of Eco, enforceable against Eco in accordance with its terms.  Eco has and shall maintain all requisite power and authority to enter into and perform this Agreement, and all necessary actions and proceedings of Eco have been taken to authorize the execution, delivery and performance of this Agreement.

(c)          The execution and performance of this Agreement do not and will not conflict with, breach or otherwise violate any of the terms or provisions of the organizational or governing documents of Eco or of any agreement, document or instrument to which Eco is a party or by which Eco or any of its assets or properties are bound.

(d)           There is no civil or criminal action or other litigation, action, suit, investigation, claim or demand pending or, to the knowledge of Eco, threatened, against Eco that may have a material adverse effect upon the transactions contemplated by this Agreement or Eco’s ability to perform its duties and obligations under, or to otherwise comply with, this Agreement.

(e)           Eco is now in compliance with all Laws, including Environmental Laws, other than Laws where neither the costs or potential costs of failing to comply, nor the costs or potential costs of causing compliance, would be material to Eco or its business or assets.

(f)            Eco has not withheld from LWE any material facts relating to Eco’s ethanol marketing capabilities, and/or relating to the business operations of Eco.  Further, no representation or warranty in this Agreement, or in any letter, certificate, exhibit, schedule, statement or other document furnished pursuant to this Agreement, contains any untrue statement of a material fact.

(g)           As of the date of this Agreement, Eco has, and will at all times during the Term continuously maintain in effect, any and all governmental and other consents, approvals, authorizations, registrations, licenses and permits that are necessary or appropriate for Eco to fully and timely perform all of its duties and obligations under this Agreement, including, without limitation, all licenses, permits and other approvals that are necessary or appropriate to market and sell the ethanol sold hereunder as contemplated herein.

(h)           Throughout the Term, Eco will have the capacity and the technical capability to market the quantity of ethanol required under this Agreement.

17.          Eco Limitations:

(a)           Subject to Section 28, LWE is responsible and liable for all nondeliveries of ethanol that it is contracted to supply to Eco hereunder.  Without limiting the foregoing or LWE’s obligations and liabilities hereunder, Eco, in conjunction with LWE, shall reasonably assist in procuring ethanol from other suppliers to cover any such non-deliveries by LWE; provided, however, LWE will reimburse Eco for any losses, costs and expenses incurred by Eco relating thereto and LWE shall remain responsible and liable for any additional expense related to any failure to supply ethanol by LWE to Eco.  In the event Eco procures product for LWE, Eco is obligated to act in good faith and in the best interests of LWE, and must keep LWE informed of such procurement to the greatest extent possible.

(b)           Eco shall reserve the right to refuse to do business with any party who it reasonably deems to be a credit or performance risk.

(c)           Upon any termination of this Agreement, both parties will be responsible to take all actions reasonably necessary to complete any valid and existing Purchase Contracts.

18.          Confidentiality:

(a)           During the Term and for a period of three (3) years thereafter, the parties agree, to the extent permitted by law, to preserve and protect the confidentiality and terms of this Agreement, and to not disclose any terms hereof unless required by a court of competent jurisdiction or as agreed to by the other party.  Both Parties recognize that applicable law may require the filing of this Agreement with, or the furnishing of information to, governmental authorities or regulatory agencies.  Both parties further recognize the need, from time to time, for the submission of this Agreement to affiliates, consultants or contractors performing work on, or related to, the subject matter of this Agreement.  The parties agree to allow the submission of this Agreement to affiliates, consultants and contractors only if such affiliates, consultants and contractors agree to protect the confidentiality of this Agreement.  In the event either party is of the opinion that applicable law requires it to file this Agreement with, or to disclose information related to this Agreement to, any judicial body, governmental authority or regulatory agency, that party shall so notify the other party in writing promptly upon learning of such requirement and prior to the disclosure or filing of this Agreement and, notwithstanding any other provision of this Section 18, shall disclose only those portions of this Agreement required by law and shall use its best efforts to maintain the confidentiality of the remainder.

(b)           In the event that LWE is a reporting company pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and LWE determines that LWE is required to publicly disclose this Agreement or any of the terms hereof pursuant to LWE’s obligations under the Act, then LWE shall (i) provide prompt written notice of such determination to Eco, (ii) use its best efforts to seek the maximum level of confidential treatment of this Agreement and its terms including, specifically, seeking confidential treatment of all financial information in this Agreement, and (iii) provide Eco the opportunity to review, comment on and approve (which approval shall not be unreasonably withheld or delayed) all correspondence to and from LWE and the Securities Exchange Commission, including requests for confidential treatment.

(c)            Eco will preserve any confidential information regarding plant operations, sales volume, production volumes related to specialty processes, or specialty products that LWE is not required by law to disclose publically.

19.          Solicitation:  During the Term, LWE agrees not to interfere with, solicit, disrupt or attempt to disrupt any relationships, contractual or otherwise, between Eco and any of its customers, employees or vendors.

20.          Term and Termination:

(a)            The term of this Agreement shall commence on January 1st 2016 and shall continue until September 30th 2018 (the “Term”).  Upon the expiration of the Term, this Agreement will automatically renew for additional consecutive terms of two (2) years each unless either party hereto gives written notice to the other at least ninety (90) days prior to the end of the Term or the then current renewal term, in which case this Agreement shall terminate at the end of the Term or such then current renewal term.  Notwithstanding any other provision of this Agreement, this Agreement may be terminated as follows:

(i)          By LWE in the event of a material breach of any of the terms hereof by Eco, by written notice (by certified mail, return receipt requested) specifying the breach, which notice shall be effective fifteen (15) days after it is given to Eco unless Eco cures the breach within such 15-day period, except for a breach of Section 4(a) for which notice shall not be required and Eco shall only have five (5) days to cure.

(ii)          By Eco in the event of a material breach of any of the terms hereof by LWE, by written notice (by certified mail, return receipt requested) specifying the breach, which notice shall be effective fifteen (15) days after it is given to LWE unless LWE cures the breach within such fifteen (15) day period.

(iii)          By the mutual consent of both parties on such terms as the parties may agree.

(iv)          By either party immediately in the event that the other party is in a state of bankruptcy.  For purposes hereof, a party is in a state of bankruptcy in the event a voluntary or involuntary proceeding is commenced with respect to such party under any applicable bankruptcy laws of any jurisdiction to which such party is subject, or otherwise, for arrangement, reorganization, dissolution, liquidation, settlement of claims or winding up of affairs and, if involuntary, such proceeding is consented to by such party or remains undismissed for more than sixty (60) days.

(v)          By written notice pursuant to the terms of Sections 28 or 30(d).

(b)          The termination of this Agreement pursuant to the terms hereof shall not act as a waiver or release of any rights or remedies available at law, in equity or otherwise that may have accrued prior to such termination.

21.          Licenses, Bonds, and Insurance:  Each party represents that it now has and will maintain in full force and effect during the Term, at its sole cost, all necessary licenses, bonds and insurance, including general commercial insurance, in accordance with applicable laws and regulations.  The commercial general liability insurance policy issued to LWE shall (i) be with an insurance carrier reasonably acceptable to the other, (ii) name Eco as an additional insured, and (iii) provide for a minimum of thirty (30) days’ written notice to the Eco prior to any cancellation, termination, nonrenewal, amendment or other change of such insurance policy.  LWE shall provide reasonable proof of such insurance to Eco upon the reasonable request of Eco from time to time.

22.          Limitation of Liability:  Each party acknowledges and agrees that the other party does not make any guarantee, express or implied, to the other of profit, or any particular results from the transactions hereunder.  In no event shall Eco be responsible for any loss or damages resulting from a mechanical, operational, accidental, or environmental event of any kind occurring prior to the ethanol being delivered into railcars or trucks.  In no event, LWE be responsible for any loss or damages resulting from a mechanical, operational, accidental, or environmental event of any kind occurring after title and risk or loss transfers to Eco.

23.          Disclaimer:  Except as otherwise required herein, the parties to this Agreement understand and agree that neither party makes any warranty to the other respecting legal or regulatory requirements and risks of the transactions contemplated hereby.

24.          Indemnity:

(a)          LWE shall indemnify, defend and hold Eco (and its respective officers, directors, managers, members, shareholders, agents and representatives) harmless from claims, demands and causes of action asserted against Eco by any person (including, without limitation, employees of Eco) for personal injury or death, or for loss of or damage to property resulting from the willful misconduct or negligent acts or omissions of LWE or any of its officers, directors, managers, employees, agents or representatives.

(b)          Eco shall indemnify, defend and bold LWE (and its respective officers, directors, managers, members, shareholders, agents and representatives) harmless from claims, demands and causes of action asserted against LWE by any person (including, without limitation, employees of Eco) for personal injury or death, or for loss of or damage to property resulting from the willful misconduct or negligent acts or omissions of Eco or any of its officers, directors, managers, employees, agents or representatives.

(c)          Where personal injury, death or loss of or damage to property is the result of the joint negligence or misconduct of LWE and Eco, the parties expressly agree to indemnify each other in proportion to their respective share of such joint negligence or misconduct.

25.          Nature of Relationship:  Each party hereto is an independent contractor providing or purchasing services or products from the other.  No employment relationship, agency, partnership or joint venture, is intended, not shall any such relationship be deemed created hereby.

Except as may be specifically set forth in this Agreement, each party shall be solely and exclusively responsible for its own expenses and costs of performance.

26.          Notices:  All notices under this Agreement shall be in writing and deemed duly given, if delivered: (a) personally by hand or by a nationally recognized overnight courier service, when delivered at the address specified in this Section 26; (b) by United States certified or registered first class mail when delivered at the address specified in this Section 26, on the date appearing on the return receipt therefor; (c) by facsimile transmission, when such facsimile transmission is transmitted to the facsimile transmission number specified in this Section 26; or (d) by electronic mail when such electronic mail is transmitted to the electronic mail address specified in this Section 26:

Lincolnway Energy	Lincolnway Energy
ATTENTION:	Eric Hakmiller
ADDRESS:	59511 West Lincoln Highway
Nevada, Iowa 50201

PHONE:	(515) 232-1010
FAX:	(515) 663-9335
EMAIL:	ehakmiller@lincolnwayenergy.com

Eco-Energy:	Eco-Energy, LLC
ATTENTION:	Chad Martin
ADDRESS:	6100 Tower Circle, Ste 500

Franklin, TN 37067
PHONE:	(615) 778-2898
FAX:	(615) 778-2897
EMAIL:	chadm@eco-energy.com

27.          Compliance with Governmental Controls; No Breach:

(a)          To the extent applicable, the parties agree to comply with all laws, ordinances, rules, codes, regulations and lawful orders of any government authority applicable to the performance of this Agreement, including without limitation, safety, health, social security, pension and benefits, wage hour laws, Environmental Laws, and laws regarding unemployment compensation, non-discrimination on the basis of race, religion, color, sex or national origin and affirmative action (collectively, the “Regulations”).

(b)          The parties enter this Agreement in reliance upon the Regulations in effect on the date of the Agreement with respect to or directly or indirectly affecting the ethanol to be delivered, including without limitation, production, gathering, manufacturing, transportation, sale and delivery thereof insofar as said Regulations affect the parties and their customers.  In the event that at any time subsequent to the date of the Agreement, any of said Regulations are changed or new Regulations are promulgated whether by law, decree, interpretation or regulation, or by response to the insistence or request of any governmental authority or person purporting to act therefore, and the effect of such changed or new Regulation (i) is or will not be covered by any provisions of the Agreement, or (ii) has or will have an adverse economic effect upon the parties to this Agreement or the suppliers or customers of said parties, the parties shall have the option to request renegotiation of the prices and other pertinent terms provided for in the Agreement and their respective effective dates.  Said option may be exercised by either party at any time after such changed or new Regulation is promulgated by giving notice of the exercise of its option to renegotiate prior to the time of delivery of ethanol or any part thereof.  Such notice shall contain proposed new prices and terms requested.  If the parties do not agree upon new prices and terms satisfactory to both parties within ten (10) days after such notice is given, either party shall have the right to terminate the Agreement at the end of said ten (10) day period.

28.          Force Majeure:  If any term or condition of this Agreement to be performed or observed by Eco or LWE (other than a payment or indemnification obligation) is rendered impossible of performance or observance due to any force majeure event or any other act, omission, matter, circumstance, event or occurrence beyond the commercially reasonable control of Eco or LWE , as the case may be (each, a “Force Majeure Event”), the affected party shall, for so long as such Force Majeure Event exists, be excused from such performance or observance, provided the affected party (i) promptly notifies the other party of the occurrence of the Force Majeure Event, (ii) takes all such steps as are reasonably necessary or appropriate to terminate, remedy or otherwise discontinue the effects of the Force Majeure Event, and (iii) recommences performance after the termination or discontinuance of the Force Majeure Event; provided, however, that if after thirty (30) days from the occurrence of the Force Majeure Event the affected party is still unable to perform its obligations under this Agreement, the other party may, in such party’s sole discretion, terminate this Agreement effective upon the giving of written notice to the affected party.  The term “Force Majeure Event” includes an actual or threatened act or acts of war or terrorism, earthquake, acts of Good, civil disturbance, hostilities, disorders, riots, sabotage, strikes, lockouts and labor disputes; provided, however, that nothing in this Section 28 is intended or shall be interpreted to require the resolution of labor disputes by acceding to the demands of labor which such course is inadvisable in the discretion of the party subject to such dispute.  The term “Force Majeure Event” does not include (A) events affecting the performance of third-party suppliers of goods or services except to the extent caused by an event that otherwise is a Force Majeure Event; (B) changes to market conditions that affect the price of ethanol or other outputs of the Plant or corn or other feedstocks of the Plant that are not caused directly by a Force Majeure Event; (C) any obligation of either party to make payments hereunder; or (D) any event caused solely or primarily by the acts or omissions of the party claiming a Force Majeure Event.

29.          Arbitration:  Any dispute that arises pursuant to the Agreements shall be subject to this Section 29 as follows:

(a)          In the event any dispute arises from any of the Agreements, and the parties are unable to resolve such controversy, dispute or disagreement within sixty (60) days after notice thereof is first delivered, the parties agree to submit such to arbitration in accordance with the rules of the American Arbitration Association (“AAA”).  However, the parties also agree that they are not required to use the services of the AAA and may mutually agree to appoint an arbitrator to hear any dispute.

(b)          Any arbitrator selected by mutual agreement of the parties shall be experienced in the matter or action that is the subject of the arbitration.  The arbitrator so chosen shall be impartial and independent of both parties.  If the parties cannot agree to the mutual selection of an arbitrator within twenty (20) days after the end of such thirty-day period, then any party may in writing request AAA to select an appropriate arbitrator, and such arbitrator shall hear all arbitration matters arising under this section.

(c)          Any arbitration shall take place in the county of Williamson, state of Tennessee.  The decision of the arbitrator is binding and no suit at law or equity shall be instituted by any party to this agreement except to enforce the decision of the arbitrator.  Any award rendered by the arbitrator shall be final and judgment may be entered on it in any court having jurisdiction.

30.          General:

(a)          This Agreement is the entire understanding of the parties concerning the subject matter hereof and supersedes any and all prior agreements.  Additionally, if this Agreement expires and/or is terminated for any reason and there are existing Purchase Contracts that have yet to be completed at the time of such expiration and/or termination these Purchase Contracts remain legally enforceable between the parties.  Any amendment to this Agreement shall only be effective and binding if in writing and executed by the parties hereto.  No waiver by any party, whether by conduct or otherwise, in any one or more instances, shall be deemed or construed as a further or continuing waiver of any such term or condition.

(b)          If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(c)          This Agreement is not intended to, and does not, create or give rise to any fiduciary duty on the part of any party to any other.

(d)          This Agreement shall be binding upon, and inure to the benefit of, the successors and assigns of each of the parties hereto; provided, however, that the parties shall not transfer, subcontract or assign this Agreement, in whole or in part, without the prior written consent of the other party, and any attempted transfer, subcontract or assignment without such consent shall be null and void.

(e)          This Agreement may be executed in two counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Agreement may be executed by facsimile or electronic signature.

(f)          Time is of the essence in the performance by each of Eco and LWP of their obligations pursuant to this Agreement.

(g)          Except as otherwise stated herein, each of Eco and LWE shall have all rights and remedies available in law, equity or otherwise in the event of the breach of failure to perform by the other of any term or condition of this Agreement.

(h)          The recitals to this Agreement are an integral part hereof and are incorporated herein by reference.

[Reminder of Page Intentionally Left Blank; Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Ethanol Marketing Agreement as of the Execution Date.

Lincolnway Energy

By:	/s/ Eric Hakmiller

Name: Eric Hakmiller

Its: CEO

Eco-Energy, LLC

By:	/s/ Chad Martin
Name:	Chad Martin
Its:	CEO

EXHIBIT A

E Grade Denatured
	Test Method	Shipments	Deliveries
Specification Points
Apparent Proof, 60°F	Hydrometer	Report
Or Density, 60°F	ASTM D-4052	Report
Water, Volume %, Maximum	ASTM E-203 or E-1064	1.0
Ethanol, Volume % Minimum	ASTM D-5501	93.5	93.0
Methanol, Volume % Maximum	ASTM D-5453	10
Sulfur, ppm (wt/wt), Maximum	ASTM D-381
mg/100mL Maximum	Air Jet Method	5.0
Potential Sulfate, mass ppm Maximum	ASTM D-7319	4
Chloride, mg/L Maximum	ASTM D-7319	8
Copper, mg/L	ASTM D-1688
Maximum	Method A, Modified per D-4806	0.08
Acidity (as acetic acid), Mass % Maximum	ASTM D-1613 or D-7795	0.007
pHe	ASTM D-6423
Minimum		6.5
Maximum		9.0
Appearance @ 60°F	Visual Examination		Visibly free of suspended or precipitated contaminants. Must be clear and bright.
Denaturant Content and Type2/ Volume %		1.96-2.49

Corrosion Inhibitor Additive,	Minimum treat rate	Vendor	Additive
	6 lbs./1000 bbls.	Innospec	DCI-11 Plus
	20 lbs./1000 bbls.	Petrolite	Tolad 3222
	20 lbs./1000 bbls.	Nalco	5403
	20 lbs./1000 bbls.	Betz	CAN 13
	20 lbs./1000 bbls.	Midcontinental	MCC5011E
	13 lbs./1000 bbls.	Midcontinental	MCC5011PHE
	13 lbs./1000 bbls.	Petrolite	Tolad 3224
	13 lbs/1000 bbls.	US Water Services	Corrpro 654
	13 lbs/1000 bbls.	US Water Services	Corrpro 656
	6 lbs/1000 bbls	Ashland	Amergy ECI-6
	3 lbs/1000 bbls	G.E. Power & Water	8Q123ULS